UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                               FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 0-29280
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                   Hawaiian Natural Water Company, Inc.
                   ------------------------------------
          (Exact name of registrant as specified in its charter)

              98-746 Kuahao Place, Pearl City, Hawaii 96782
                              (808) 483-0520
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(Address, including zip code and telephone number including area code of registrant's principal executive offices)

                       Common Stock, no par value
                       --------------------------
         (Title of each class of securities covered by this form)

                                  None
                                  ----
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)   [X]      Rule 12h-3(b)(1)(i)   [X]
    Rule 12g-4(a)(1)(ii)  [ ]      Rule 12h-3(b)(1)(ii)  [ ]
    Rule 12g-4(a)(2)(i)   [ ]      Rule 12h-3(b)(2)(i)   [ ]
    Rule 12g-4(a)(2)(ii)  [ ]      Rule 12h-3(b)(2)(ii)  [ ]
                                   Rule 15d-6            [X]

Approximate number of holders of record as of the certification date: 1

On December 17, 2001, the merger of Hawaiian Natural Water Company, Inc. ("HNWC") with and into AMCON Merger Sub, Inc., a wholly-owned subsidiary of AMCON Distributing Company, was consummated. All outstanding shares of HNWC capital stock were converted into shares of common stock of AMCON Distributing Company in the merger. As contemplated by the Fifth Amended and Restated Agreement and Plan of Merger, dated as of September 27, 2001, among HNWC, AMCON Merger Sub, and AMCON Distributing Company, the name of AMCON Merger Sub has been changed to Hawaiian Natural Water Company, Inc.

As a result, 100 shares of capital stock of Hawaiian Natural Water Company, Inc. remain outstanding, all of which are held by AMCON Distributing Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, AMCON Distributing Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:    January 2, 2002              By: Michael D. James
                                          ---------------------
                                          Michael James
                                          Chief Financial Officer